Mail Stop 3561
								July 26, 2005
Mr. Peter Tsaparas
Chief Executive Officer
Solar Energy Limited
145-925 West Georgia Street
Vancouver, British Columbia  V6C 3L2
Canada


      Re:	Solar Energy Limited
		Form 10-KSB for the Fiscal Year Ended December 31, 2004
		File No. 1-14791


Dear Mr. Tsaparas

      We have reviewed your filing and have the following comments.
We have limited our review only to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please be as detailed as necessary in your explanations. Where indicated, we think you should amend your filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Consolidated Balance Sheets, page F-3

1. Please tell us the terms of your $176,667 other receivable recorded at December 31, 2004. Specifically, tell us when the amount is due and from whom, the interest rate, if any, and the status of collection efforts. Please confirm that the receivable is not due from a related party as that term is defined in paragraph 1 of SFAS
57.



Consolidated Statements of Operations, page F-4

2. Please explain to us the facts and circumstances surrounding your recognition of minority interest income of $1,238 and $66,969 for the years ended December 31, 2004 and 2003, respectively.
Specifically,
please tell us for which subsidiaries or investments the income was realized and provide us with any supporting calculations.

3. We note your presentation of your gain on investments of
$70,000
during the year ended December 31, 2003. Please tell us the facts and circumstances surrounding your recognition of this gain. Specifically, tell us the nature of the investments sold, the terms of the sales agreement and consideration received and provide supporting calculations, if any.

Notes to the Consolidated Financial Statements, page F-11

Note 1 - Summary of Significant Accounting Policies, page F-11

a.  Organization, page F-12

4. We note your disclosure related to your sale of 37% of RECO in June 2000. Please explain the basis for your conclusion that minority interest of $162,800 and a gain of $17,200 should be recorded in connection with this sale. Please provide us with supporting calculations and journal entries supporting your financial statement presentation.

5. We note your disclosure regarding your agreements with Sun
Power
Corporation involving your two subsidiaries, Sunspring, Inc. and Renewable Energy Corporation (RECO). You indicate that you used the equity method to account for your investment and recognized a gain on the exchange of Sunspring, Inc common stock for your interest in Sun
Power Corporation. Please tell us the basis in GAAP for recognizing a gain on this agreement and the amount of the gain recorded.

6. We also note your disclosure related to the $186,667 gain on investments recorded during the year ended December 31, 2004 related to the sale of your shares of Sun Power Corporation. We have the following comments:

* Tell us if Sun Power Corporation or any of its officers or shareholders was or is a related party as defined in paragraph 1 of
SFAS 57.

* Explain to us why you retained 2,000,000 restricted common shares of Sun Power Corporation from the Sunspring, Inc. agreement. Tell us if your entitlement to the common shares was contemplated as part of the original agreement, and if not, when and why these shares were transferred to you.

* Confirm for us that you did not provide any service or other consideration for the 2,000,000 common shares of Sun Power, Inc.

* Tell us what percentage ownership of Sun Power Corporation your 2,000,000 restricted common shares represented.

7. We note your disclosures related to the 33% ownership interest that your subsidiary, REEL, holds in RECO. Please provide us with the following additional information related to your investment in
RECO:

* Please tell us why you did not present your interest in RECO as an investment on your December 31, 2004 balance sheet;

* Please tell us how much you received in consideration, if any, for the 200,000 shares of RECO issued to LARE resulting in your current
33% ownership interest in RECO;

* Please tell us LARE`s total ownership interest in RECO prior to and after the issuance of the 200,000 shares.

* Please explain the facts and circumstances surrounding your recognition of $56,138 in gain due to the recapture of prior year losses resulting from your sale of 67% of your interest in RECO and provide us with any supporting calculations;

* Please tell us the amount of debt you forgave in connection with your sale of RECO`s controlling interest; and

* Please clarify the timing of both the stock purchase agreement and the forgiveness of RECO`s debt.

Exhibits, page 25

8. It appears that you have not filed the consent from your independent accountants to incorporate by reference your financial statements into your previously filed registrations statements.
Please amend your filing to include the consent as exhibit 23.
Refer
to Item 601(b)(23) of Regulation S-B.

* * * * *

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Scott Ruggiero at (202) 551-3331 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3716 with any other questions.


Sincerely,


William Choi
Branch Chief

Mr. Peter Tsaparas
Solar Energy Limited
July 26, 2005
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